SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)* Corrected1

Box, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

10316T104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

1 This Corrected Schedule 13G is being filed to correct the Schedule 13G previously filed by the reporting persons on February 13, 2017, which inadvertently included errors with respect to certain holdings reported therein. Upon discovery of such errors, the reporting persons promptly took steps to file this Corrected Schedule 13G.

CUSIP NO. 10316T104	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S. Venture Partners IX, L.P. (“USVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,713,775 Class B common shares (the “Class B shares”) [2]; except that Presidio Management Group IX, L.L.C. (“PMG IX”), the general partner of USVP IX, may be deemed to have sole power to vote such shares, and Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Paul Matteucci (“Matteucci”), Jonathan D. Root (“Root”), Casey M. Tansey (“Tansey”) and Philip M. Young (“Young”), the managing members of PMG IX, may be deemed to have shared power to vote such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,713,775 Class B shares[2]; except that PMG IX, the general partner of USVP IX, may be deemed to have the sole power to dispose of such shares, and Federman, Krausz, Liddle, Matteucci, Root, Tansey and Young, the managing members of PMG IX, may be deemed to have shared power to dispose of such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* PN

2 Consists of 11,713,775 Class B common shares held directly by USVP IX, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Presidio Management Group IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,713,775 Class B shares[3], all of which are directly owned by USVP IX. PMG IX, the general partner of USVP IX, may be deemed to have sole power to vote such shares, and Federman, Krausz, Liddle, Root, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to vote such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,713,775 Class B shares[3], all of which are directly owned by USVP IX. PMG IX, the general partner of USVP IX, may be deemed to have sole power to dispose of such shares, and Federman, Krausz, Liddle, Root, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to dispose of such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* OO

3 Consists of 11,713,775 Class B common shares held indirectly by PMG IX, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 4 of 17

1	NAME OF REPORTING PERSON Irwin Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
11,713,775 Class B shares[4], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Federman, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
11,713,775 Class B shares[4], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Federman, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* IN

4 Consists of 11,713,775 Class B common shares held indirectly by Federman, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 5 of 17

1	NAME OF REPORTING PERSON Steven M. Krausz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,301 Class A shares
6	SHARED VOTING POWER
11,713,775 Class B shares[5], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Krausz, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 17,301 Class A shares
8	SHARED DISPOSITIVE POWER
11,713,775 Class B shares[5], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Krausz, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,731,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%
12	TYPE OF REPORTING PERSON* IN

5 Consists of 11,713,775 Class B common shares held indirectly by Krausz, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 6 of 17

1	NAME OF REPORTING PERSON David Liddle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
11,713,775 Class B shares[6], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Liddle, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
11,713,775 Class B shares[6], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Liddle, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* IN

6 Consists of 11,713,775 Class B common shares held indirectly by Liddle, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 7 of 17

1	NAME OF REPORTING PERSON Paul Matteucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
11,713,775 Class B shares[7], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Matteucci, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
11,713,775 Class B shares[7], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Matteucci, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* IN

7 Consists of 11,713,775 Class B common shares held indirectly by Matteucci, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 8 of 17

1	NAME OF REPORTING PERSON Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
11,713,775 Class B shares[8], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Root, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
11,713,775 Class B shares[8], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Root, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* IN

8 Consists of 11,713,775 Class B common shares held indirectly by Root, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 9 of 17

1	NAME OF REPORTING PERSON Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
11,713,775 Class B shares[9], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Tansey, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
11,713,775 Class B shares[9], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Tansey, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* IN

9 Consists of 11,713,775 Class B common shares held indirectly by Tansey, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 10 of 17

1	NAME OF REPORTING PERSON Philip M. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
11,713,775 Class B shares[10], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Young, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
11,713,775 Class B shares[10], all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Young, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,713,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON* IN

10 Consists of 11,713,775 Class B common shares held indirectly by Young, which were inadvertently misstated as Class A common shares in the Schedule 13G filed on February 13, 2017. Each Class B common share is convertible at the option of the holder into one Class A common share.

CUSIP NO. 10316T104	13 G	Page 11 of 17

This Corrected Schedule 13G amends and restates in its entirety Amendment No. 1 to the Schedule 13G previously filed by Presidio Management Group IX, L.L.C. (“PMG IX”), U.S. Venture Partners IX, L.P. (“USVP IX”), Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Paul Matteucci (“Matteucci”), Jonathan D. Root (“Root”), Casey M. Tansey (“Tansey”) and Philip M. Young (“Young”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Box, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

900 Jefferson Ave.
Redwood City, California 94063

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by PMG IX, USVP IX, Federman, Krausz, Liddle, Matteucci, Root, Tansey and Young. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG IX, the general partner of USVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP IX. Federman, Krausz, Liddle, Matteucci, Root, Tansey and Young are managing members of PMG IX and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by USVP IX.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

U.S. Venture Partners
1460 El Camino Real, Suite 100
Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

USVP IX is a Delaware limited partnership. PMG IX is a Delaware limited liability company. Federman, Krausz, Liddle, Matteucci, Root, Tansey and Young are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 10316T104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 10316T104	13 G	Page 12 of 17

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of USVP IX and the limited liability company agreement of PMG IX, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 10316T104	13 G	Page 13 of 17

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 10316T104	13 G	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2017

PRESIDIO MANAGEMENT GROUP IX, L.L.C.	Irwin Federman

U.S. Venture Partners IX, L.P. By Presidio Management Group IX, L.L.C. Its General Partner	Steven M. Krausz David Liddle Paul Matteucci Jonathan D. Root CASEY M. TANSEY Philip M. Young

By:	/s/ Dale Holladay	By:	Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Dale Holladay, Attorney-In-Fact for the above-listed individuals

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 10316T104	13 G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. 10316T104	13 G	Page 16 of 17

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Box, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 10316T104	13 G	Page 17 of 17

exhibit B

Power of Attorney

Dale Holladay has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.